Almaden Announces Results of Annual General Meeting

VANCOUVER, BC -- (Marketwired - June 29, 2016) - Almaden Minerals Ltd. ("Almaden" or the "Company") (TSX: AMM) (NYSE MKT: AAU) is pleased to provide the results of its Annual General Meeting held on June 29, 2016.

All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

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Nominee                      Number of Votes For    Number of Votes Withheld
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Duane Poliquin                    18,701,944                 55,227
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Morgan Poliquin                   18,702,044                 55,127
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Gerald G. Carlson                 18,702,521                 54,650
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John (Jack) McCleary              18,702,521                 54,650
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Joseph Montgomery                 18,708,521                 48,650
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Mark T. Brown                     14,790,077               3,967,094
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William J. Worrall                18,708,521                 48,650
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A total of 18,757,171 common shares, representing 23% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM.

Shareholders also approved the appointment of Davidson & Company LLP as auditors of the Company for the ensuing year.

Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on the Company's website.

About Almaden

Almaden owns 100% of the Tuligtic project in Puebla State, Mexico, subject to a 2% NSR royalty held by Almadex Minerals Limited. Tuligtic covers the Ixtaca gold/silver deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Contact Information:
Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/